FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Mac Donald Douglas Norman	2. Issuer Name and Ticker or Trading Symbol Westsphere asset Corporation, Inc.	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
x	Director	x	10% Owner
x	Officer (give title below)	Other (specify below)
President & CEO
(Last) (First) (Middle) 45 Sheridan Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Day/Year	7. Individual or Joint/Group Filing (Check Applicable Line)
5. If Amendment, Date of Original (Month/Day/Year) January/22/2003	x	Form filed by One Reporting Person
(Street) St. Albert Alberta T8N 0J1	Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
Code	V	Amount	(A) or (D)	Price
Common Stock Class A	N/A	2,057,410	A	N/A	2,057,410	I	Mr. Mac Donald is President of Mac Donald Venture corp.
Common Stock Class A	N/A	600,000	A	N/A	600,000	D
Common Stock Class A	Jan/21/03	P	427,000	A	.06	427,000	I	Mr. Mac Donald is part owner of 989939 Alberta Ltd.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)

FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

  I just realized today that I made an error on Mr. Mac Donald's filing for Jan/22/03. I put the wrong number of shares owned by Mr. Mac Donald under Mac Donald Venture Indirect Ownership and I left out 375,000 shares under the Direct ownership of Mr. Mac Donald. Would you please use this Form 4 A as a replacement and cancel the form 4 that I filed on Jan/22/2003. This was my first attempt at filing and as a result I was a little overwhelmed by the process.

Sonia Goeseels

		/s/ Douglas N. Mac Donald	March/ 20/2003

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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